DQE EXHIBIT 12.1

DQE and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

and Preferred and Preference Stock Dividend Requirements

	(Millions of Dollars) Year Ended December 31,
	2002	2001	2000	1999		1998
Fixed Charges:
Interest on long-term debt	$55.3	$62.3	$73.6	$79.4		$81.1
Other interest	13.3	25.6	35.0	26.9		14.0
Portion of lease payments representing an interest factor	3.2	3.1	6.8	43.0		44.1
Dividend requirement (a)	15.8	16.0	14.1	14.7		15.6

Total Fixed Charges	$87.6	$107.0	$129.5	$164.0		$154.8

Earnings:
Income (loss) from continuing operations	26.7	$(44.5)	$145.3	$189.3		$195.2
Income taxes	19.9	(35.6)	70.9	107.7	(b)	100.2	(b)
Fixed charges as above	87.6	107.0	129.5	164.0		154.8

Total Earnings	$134.2	$26.9	$345.7	$461.0		$450.2

Ratio Of Earnings To Fixed Charges and Preferred and Preference Stock Dividend Requirements	1.53	0.25 (c)	2.67	2.81		2.91

(a)	Includes $12.6 million in dividend requirements for the Monthly Income Preferred Securities per year.
(b)	Earnings related to income taxes reflect a $3.0 million and $12.0 million decrease for the twelve months ended December 31, 1999 and 1998 due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.80 and 2.99 for the twelve months ended December 31, 1999 and 1998.
(c)	In order to achieve a ratio of earnings to fixed charges of one to one, Total Earnings would need to increase by approximately $80.1 million.

70